Exhibit 99.1
Results of Extraordinary Shareholders’ Meeting of Shinhan Bank

On February 8, 2012, Shinhan Bank, a wholly-owned banking subsidiary of Shinhan Financial Group, held an extraordinary shareholders’ meeting and the agenda listed below was approved.

Agenda:
1) Appointment of one Executive Director